Exhibit 12.1

WESTERN REFINING, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Quarter Ended March 31, 2009 and the Years Ended December 31, 2008, 2007, 2006, 2005 and 2004
(Dollars in thousands)

	Quarter Ended	Year Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004

Income before income taxes	$89,923	$84,421	$340,503	$317,153	$201,049	$67,458
Add:
Interest expense	27,055	102,202	53,843	2,167	6,578	5,627
Amortization of loan fees	1,554	4,789	1,912	500	2,113	2,939
Amortization of capitalized interest	121	364	78	47	-	-
Interest component of rent expense(1)	1,734	6,084	3,929	231	51	31
Earnings as adjusted	$120,387	$197,860	$400,265	$320,098	$209,791	$76,055

Fixed charges
Interest expense	$27,055	$102,202	$53,843	$2,167	$6,578	$5,627
Amortization of loan fees	1,554	4,789	1,912	500	2,113	2,939
Capitalized interest	3,786	9,935	5,844	45	1,277	-
Interest component of rent expense(1)	1,734	6,084	3,929	231	51	31
Fixed charges	$34,129	$123,010	$65,528	$2,943	$10,019	$8,597

Ratio of earnings to fixed charges	3.53	1.61	6.11	108.77	20.94	8.85

(1)
Interest component of rent expense estimated based on present value of lease payments over average weighted terms The increase in 2007 is directly attributable to the acquisition of Giant Industries, Inc.